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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                  enherent Corp
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    293313102
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                                 (CUSIP Number)

                               September 15, 2000
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1)   Name of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)

      Douglas K. Mellinger

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2)   Check the Appropriate Box if a Member of a Group:  Not applicable
      (a)     [ ]
      (b)     [ ]

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3)    SEC Use only

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4)    Citizenship or Place of Organization:

       United State of America

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5)    Number of Shares Beneficially owned by Each Reporting Person with:

       Sole Voting Power:                                1,848,674 shares

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6)    Shared Voting Power                                0 shares

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7)     Sole Dispositive Power:                           1,848,674 shares

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8)     Shared Dispositive Power:                         0 shares

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9)     Aggregate Amount Beneficially
       owned by Each Reporting Person:                   1,848,674 shares

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10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:     [ ]

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11)    Percent of Class Represented by Amount in Row (9):           7%

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12)        Type of Reporting Person:   IN

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SCHEDULE 13G

ITEM 1.           (a)      Name of Issuer.

                           enherent Corp.

                  (b)      Address of Issuer's Principal Executive Offices.

                           12300 Ford Road, Suite 450
                           Dallas, Texas  75234

ITEM 2.           (a)      Name of Person Filing.

                           Douglas K. Mellinger

                  (b) Address of Principal Business Office, or, if none, Residence.

                           131 Rowayton Avenue,
                           Rowayton, Connecticut 06853

                  (c)      Citizenship.

                           United States of America

                  (d)      CUSIP Number.

                           293313102

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

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         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 401.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240. 13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

         (a)      Amount beneficially owned:

                  1,848,674

         (b)      Percent of class:

                  7%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or direct the vote:

                  1,848,674

                  (ii)     shared power to vote or direct the vote:

                  0

                  (iii) sole power to dispose or to direct the disposition of:

                  1,848,674

                  (iv)     shared power to dispose or direct the disposition of:

                  0

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ITEM 5.  Ownership of Five Percent or less of a class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.


ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.


ITEM 9.  Notice of Dissolution of Group.

         The reporting person was a member of a group comprised of the reporting person, Paul L. Mellinger and Gregory S. Mellinger. As of September 15, 2000, the group has been dissolved. Such group originally filed a
         Schedule 13G on July 27, 1998 and a Schedule 13G/A on February 11, 1999. Any further filings with respect to transactions in the securities covered by this Schedule 13G will be reported, if required, by the reporting person in his individual capacity.


ITEM 10. Certification.

         Not applicable.

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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DOUGLAS K. MELLINGER

                                         /s/ Douglas K. Mellinger

                                         Date: November 17, 2000



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